Exhibit 99.1

China Nepstar Chain Drugstore Announces Change of Director

SHENZHEN, China, June. 13, 2014 — China Nepstar Chain Drugstore Ltd. (NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, today announced, on June 6, 2014, Ms. Stephanie Hui resigned from her position as a director of the Company, effective immediately. Ms. Hui resigned to pursue other business opportunities and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company’s board of directors (the “Board”) thanked her service for the past nine years and eight months.

On June 13, 2014, the Board appointed Dr. Henry Lu, aged 48, as a director of the Company, effective immediately, to fill the vacancy resulting from Ms. Hui’s resignation.

Dr. Lu has been Director of Capital Eagle Global Limited since May 2014 and Managing Director of China Merchants Capital since February 2014. Dr. Lu was Partner of SVC China from 2012 to 2014 and Chief Representative of William Blair & Company, L.L.C., Shanghai Representative Office from 2006 to 2011. Prior to that, Dr. Lu was with McKinsey & Company advising global and domestic companies on their growth and financial strategies. Dr. Lu received a PhD from Columbia University in 1997 and an MBA from University of Chicago Business School in 2000.

No family relationship exists between Dr. Lu and any other director or executive officer of the Company.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2014, the Company had 2,057 directly operated stores across 78 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Contacts:

In China:

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

In the United States:

Dixon Chen

Grayling

Investor Relations

Phone: +1-646-284-9403

Email: dixon.chen@us.grayling.com

Ivette Almeida

Grayling

Media Relations

Phone: +1-646-284-9455

Email: ivette.almeida@us.grayling.com